April 13, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (540) 687-3739

Mr. Joseph L. Boling
Chairman, President, and CEO
Middleburg Financial Corporation
111 West Washington Street
Middleburg, Virginia 20117


Re:	Middleburg Financial Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 16, 2005
	File Number: 000-24159


Dear Mr. Boling:


      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K, filed on March 16, 2005

Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting
Policies

Loan Fees and Costs - page F-10

1. We note your disclosure that beginning May 1, 2004, loan originations and commitment fees and direct loan origination costs are deferred and amortized as an adjustment of the loan yield over the life of the related loan, which is in accordance with the authoritative guidance prescribed by SFAS No. 91. Please supplementally provide to us the following:

* Explain to us why you decided to adopt the provisions of SFAS
No.
91 in the current year. We note that prior to your adoption date these amounts were recognized into income when collected and incurred;
* Further explain how you were able to conclude that your prior accounting of these fees and costs did not produce results that were materially different from the recognition method adopted at May 1, 2004. Provide quantitative and qualitative support for which you were able to base your conclusion. Include the guidance in SAB Topic 1:M in your response.



* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 824-5477 or me at (202)
942-1783 if you have questions.


Sincerely,


John P. Nolan
Accounting Branch Chief

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Mr. Joseph L. Boling
Middleburg Financial Corporation
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